EXHIBIT 99.144

FOR IMMEDIATE RELEASE

High Tide Reports 2020 Financial Results Featuring a 166% Increase in Revenue and Record Adjusted EBITDA of $8.0 Million

Calgary, AB, March 1, 2021 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, filed its year-end 2020 financial results on March 1, 2021, the highlights of which are included in this news release. The full set of Consolidated Financial Statements and Management’s Discussion and Analysis can be viewed by visiting High Tide’s website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com.

The Company will host a conference call to discuss results at 8:30 am Eastern time on March 2, 2021.

2020 Fiscal Year – Financial Highlights:

●	Revenue increased by 118% to $24.9 million in the fourth quarter of 2020 and by 166% to $83.3 million for the year ended October 31, 2020. Note that the quarter does not include any contribution from META Growth Corp., the acquisition of which closed subsequent to the end of the quarter.
●	Gross profit increased by 112% to $8.7 million in the fourth quarter of 2020 and by 172% to $30.8 million for the year ended October 31, 2020.
●	Gross profit margin in the fourth quarter was 35%(*) and 37% for the fiscal year ended October 31, 2020.
●	Adjusted EBITDA(1) for the fourth quarter was $3.6 million and $8.0 million for the year ended October 31, 2020.
●	Geographically in the fourth quarter of 2020, $20.6 million of revenue was earned in Canada, $4.1 million in the United States and $0.2 million internationally. For the year ended October 31, 2020, $68.4 million of revenue was earned in Canada, $14.3 million in the United States and $0.6 million internationally.
●	Segment-wise in the fourth quarter of 2020, $22.6 million of revenue was generated by Retail, $2.2 million by Wholesale, and an immaterial amount by Corporate. For the year ended October 31, 2020, $75.0 million of revenue was generated by Retail, $7.9 million by Wholesale and $0.4 million by Corporate, which compares to $24 million, $6.69 million, and $0.6 million, respectively, for the previous year.
●	Cash on hand as at October 31, 2020 totaled $7.5 million. The Company’s cash balance has subsequently increased to approximately $38 million as of today.

“Despite the global slump in retail sales associated with the pandemic, and thanks to the tireless efforts of our team, we closed the year with approximately $8 million in Adjusted EBITDA making 2020 the best year in High Tide’s history,” said Raj Grover, President and Chief Executive Officer. “We continued to run our operations tightly, ending the year off with the record levels of revenue and Adjusted EBITDA. We are excited about our trajectory in the United States and continue to prioritize and look for opportunities in that market. Our integrated value chain which includes Cannabis Bricks & Mortar stores, e-commerce platforms for consumption accessories and hemp derived CBD products, along with manufacturing and distribution of licensed and proprietary consumption accessories, experienced sizeable growth on all fronts. We plan to continue to further strengthen our chain through organic growth and strategic acquisitions creating even more value for our shareholders. Since the end of the fiscal year, we have already nearly doubled our size in Canada with the closing of the META Growth acquisition. For the fiscal first quarter of 2021 we expect to report revenue in the range of $37 million to $38 million,” added Mr. Grover.

Fiscal Fourth Quarter 2020 – Operational Highlights:

●	In August 2020, the Company opened a Canna Cabana location in popular year-round tourist destination of Banff, Alberta.
●	In October 2020, META Growth shareholders overwhelmingly approved High Tide’s acquisition of META Growth.
●	Underscoring the strong bond to the Company’s brand, over 50% of the Company’s bricks and mortar revenue during the fiscal fourth quarter came from Cabana Club members.

Subsequent Events:

●	The Company completed the acquisition of all the issued and outstanding shares of Meta Growth Corp., after which it became the largest cannabis retailer in Canada as measured by revenue. As of the date of this news release, the Company’s portfolio includes a total of 72 branded retail cannabis locations in Ontario, Manitoba, Alberta, and Saskatchewan.
●	The Company’s common shares moved up to the TSX Venture Exchange.
●	Cannabis retail locations under the Canna Cabana and META banners which subsequent to the end of the year included: one in Guelph, Ontario, one in Toronto, and two in Calgary, Alberta.
●	The Company submitted an initial application to list on The Nasdaq Stock Market.
●	The Company extended the maturity date on a $10.0 million credit facility with Windsor Capital to December 31, 2021 with a subsequent one-year extension to December 31, 2022 and a reduction of interest rate from 11.5% to 10.0%.
●	The Company entered into a loan agreement for $6.75 million maturing on December 31, 2024 of an undrawn balance on a $20.0 million credit facility obtained through the acquisition of META Growth Corp. Additionally, the Company extended maturity of META’s existing debt to December 31, 2024 and a reduction of all-inclusive interest rate from 12.5% to 10.0%.
●	The Company entered into an agreement to acquire all the issued and outstanding shares of Smoke Cartel, Inc. (OTCQB: SMKC) for US$8.0 million.
●	The Company closed an oversubscribed bought deal equity financing for gross proceeds of $23 million.
●	After the year ended October 31, 2020, approximately $29 million of debt converted into the Company’s common shares.
●	Through the COVID-19 pandemic, all retail branded locations have remained operational, despite the complex conditions facing the retail industry across Canada. The Company has been nimble and adapted to frequently changing regulations – often at a municipal level – including launching delivery services to continue serving customers.

*	The decrease in gross profit margin was driven primarily by the Company’s closure of the remaining Smoker’s Corner locations resulting in a one-time inventory write-off of $252 and a true up of a United States sales tax provision related to Grasscity in the amount $396. Adjusting for these items, gross margin for the fourth quarter of 2020 would have been 38%.

Selected financial information for the fourth quarter and year ended October 31, 2020:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended October 31,			Year Ended October 31,
	2020 $	2019 $	% Change	2020 $	2019 $	% Change
Revenue	24,876	11,409	118%	83,265	31,294	166%
Gross profit	8,727	4,114	112%	30,812	11,316	172%
Total operating expenses	7,594	10,740	(29%)	30,016	31,190	(4%)
Adjusted EBITDA(a)	3,626	(5,968)	NM	7,974	(16,264)	NM
Income (loss) from operations	1,133	(6,626)	NM	796	(19,874)	NM
Net loss	(1,324)	(15,428)	(91%)	(6,354)	(26,292)	(76%)
Loss per share (basic)	(0.01)	(0.07)	(86%)	(0.03)	(0.13)	(77%)
Loss per share (diluted)	(0.01)	(0.07)	(86%)	(0.03)	(0.13)	(77%)

(a)	Adjusted EBITDA is a non-IFRS financial measure.

NM – Not Meaningful

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended October 31,		Year Ended October 31,
	2020	2019	2020	2019
Net loss	(1,324)	(15,429)	(6,354)	(26,292)
Income taxes	(165)	2,998	229	(708)
Accretion and interest	573	1,676	7,292	2,983
Depreciation and amortization	2,213	478	6,797	1,401
EBITDA (1, 2)	1,297	(10,277)	7,964	(22,616)
Gain on extinguishment of financial liability	(505)	(129)	(505)	(129)
Foreign exchange	(64)	49	(81)	44
Transaction and acquisition costs	1,729	-	2,717	106
Impairment loss	458	4,820	705	4,820
Revaluation of derivative liability	706	(732)	459	(732)
Loss on settlement of convertible debentures	142	-	142	-
Gain on extinguishment of debenture	(418)	-	(3,808)	-
Share-based compensation	29	180	129	2,209
Costs related to closure of Smoker’s Corner	252	-	252	-
Related party balances written off	-	34	-	34
Discount on accounts receivable	-	87	-	-
Adjusted EBITDA (1, 2)	3,626	(5,968)	7,974	(16,264)

(1)	Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	Financial information for 2019 has not been restated for the adoption of IFRS 16. For the year ended October 31, 2020 the Company made $3,191 in lease payments.

Outlook

With the transaction of META Growth having closed, the Company has solidified its leadership position in Canada. High Tide remains focused on the Ontario market. While pandemic restrictions are causing a delay in construction in much of the province, the Company is encouraged by the Alcohol and Gaming Commission of Ontario’s decision on February 16, 2021 to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week. The Company expects to reach 30 open stores in the province by September 30, 2021, the date on which the cap that any one retailer can own is set to increase from 30 to 75.

While competition is increasing in the Alberta cannabis market, the Company has still been able to find pockets of areas where it believes it can profitably open new stores. With the slowdown in construction in Ontario, the Company has increased the pace of buildouts in Alberta and expects several locations to open in the province this month. The Company is also optimistic regarding the recent announcement by the Alberta Gaming and Liquor Commission, that it is considering recommending regulatory and legislative changes that will be favourable to licensed cannabis retailers. The Company is also in discussions regarding potential tuck in acquisitions of retail stores in Canada.

The Company has been actively following developments in the U.S. cannabis sector, and while it appears that further liberalisation regarding the federal regulatory and legislative environment is possible, our immediate strategy does not rely on regulatory change. Despite this, we remain just one transaction away from entering the bricks and mortar retail market in the U.S. when federally permissible. High Tide believes it is very well positioned to take advantage of the growing ancillary and hemp derived CBD markets and estimates its current revenue run rate in the U.S., pro forma for the Smoke Cartel acquisition, to be over $25 million today. The Company is in discussions with various parties across the federally permissible ecosystem in the U.S. which could help further expand its operations – and believes that its current financial health and application to list its shares on the Nasdaq may help accelerate its growth.

Conference Call

The company will hold a conference call Tuesday, March 2nd, 2021 at 8:30 am EST. Call in details are as follows:

Dial-In Information

US/CANADA Participant Toll-Free Dial-In Number: (833) 570-1148

US/CANADA Participant International Dial-In Number: (914) 987-7095

Conference ID: 7898014

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

Encore Replay Information (Available until March 9, 2020)

Toll-Free Encore Dial-In Number: (855) 859-2056

Encore Dial-In Number: (404) 537-3406

Conference ID: 7898014

In addition to the toll-free number listed above, participants can also dial (800) 585-8367 to access Encore.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 72 branded retail cannabis locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the Company’s expectations to continue strengthening its value chain through organic growth and strategic acquisitions and creating more value for its shareholders; (ii) the Company’s expectation to report revenue in the range of $37 million to $38 million for the fiscal first quarter of 2021; (iii) the Alcohol and Gaming Commission of Ontario’s intentions to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week, and to increase the cap of stores which any one retailer can own from 30 to 75 on September 30, 2021; (iv) the Company’s expectation to reach 30 open stores in Ontario by September, 30, 2021; (v) the Company’s expectations to profitably open new stores in Alberta, including several locations in the month of March, 2021; (vi) the Company’s continuing discussions regarding potential tuck in acquisitions of retail stores in Canada; (vii) the Company’s belief that is well positioned to take advantage of the growing ancillary and hemp derived CBD markets in the United States and estimates regarding its current revenue run rate in the United States, pro forma for the Smoke Cartel acquisition, to be over $25 million as of the date of this release; (viii) the Company’s expectations to further expand the Company’s operations in the United States through discussions with various parties across the federally permissible ecosystem in the United States (viii) the Company’s belief that its application to list its shares on the Nasdaq may accelerate the Company’s growth. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the Company’s ability to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2021, including to the ability of the Company to pursue and finance the potential acquisitions and new store openings referenced in this release; the Company’s ability to successfully list its shares on the Nasdaq; and that the Company will not be required to implement any measures to address unanticipated developments (including developments relating to COVID-19) affecting the Company’s business, which could adversely affect the Company’s proposed business plan. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.
Vahan Ajamian

Vice President, Capital Markets

ir@hightideinc.com

Tel. 1 (403) 770-9435; extension 116